Exhibit 99.1

Investor Presentation Third Quarter 2015 Steve Gardner President & Chief Executive Officer sgardner@ppbi.com 949-864-8000 Filed by Pacific Premier Bancorp, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Security California Bancorp SEC Registration Statement No.: 333-

Forward-Looking Statements The statements contained in this presentation that are not historical facts are forward-looking statements based on management’s current expectations and beliefs concerning future developments and their potential effects on Pacific Premier Bancorp, Inc. (the “Company”). Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. There can be no assurance that future developments affecting the Company will be the same as those anticipated by management. The Company cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers; the impact of changes in financial services policies, laws and regulations including those concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies; technological and social media changes; the effect of acquisitions that the Company has made or may make, if any, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions, and/or the failure to effectively integrate an acquisition target into our operations; changes in the level of the Company’s nonperforming assets and charge-offs; oversupply of inventory and deterioration in values of California real estate, both residential and commercial; the effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters; possible other-than-temporary impairments of securities held by the Company; changes in consumer spending, borrowing and savings habits; the effects of the Company’s lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; ability to attract deposits and other sources of liquidity; changes in the financial performance and/or condition of the Company’s borrowers; changes in the competitive environment among financial and bank holding companies and other financial service providers; geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad; unanticipated regulatory or judicial proceedings; and the Company’s ability to manage the risks involved in the foregoing. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC and other filings made by the Company with the SEC. The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

16 Full-Service Branch Locations Company Profile Exchange / Listing NASDAQ: PPBI Focus Small & Mid-Market Businesses Total Assets $2.7 Billion Branch Network Note: Financial information as of the quarter ending 9/30/2015 Note: Market data as of 10/30/2015 Pacific Premier Branch Footprint Headquarters Irvine, CA # of Research Analysts 6 Analysts Market Cap $458.25 Million Avg. Daily Volume 97,659 Shares Note: Map does not include PPBI offices outside of California

Strategic Plan Execution Pre 2008 Conversion from a thrift to a commercial bank Improve deposit base and diversify loan portfolio 2008 - 2012 Organic growth driven by disciplined sales culture Geographic expansion through highly accretive FDIC-assisted acquisitions Canyon National Bank (CNB) - $192 million in assets, closed on 2/11/2011 (FDIC-Assisted) Palm Desert National Bank (PDNB) - $103 million in assets, closed on 4/27/2012 (FDIC-Assisted) Next Stage Focus on producing EPS growth from scale, efficiency, balance sheet leverage Target ROAA and ROATCE in excess of 1.25% and 14.00%, respectively Continue disciplined organic and acquisitive growth increasing scarcity value 2013 - 2015 Build out our commercial banking platform through acquisitions First Associations Bank (FAB) - $424 million in assets, closed on 3/15/2013 (151 days) San Diego Trust Bank (SDTB) - $211 million in assets, closed on 6/25/2013 (111 days) Infinity Franchise Holdings (IFH) - $80 million in assets, closed on 1/30/2014 (73 days) Independence Bank (IDPK) - $422 million in assets, closed on 1/26/2015 (96 days) Security California Bancorp (SCAF) - $733 million in assets, announced 10/1/2015

History of PPBI Total deposits compound annual growth rate of 24% since 2009 Total loans compound annual growth rate of 26% since 2009 Total Assets – Acquired vs. Non-Acquired February 2011 Acquired Canyon National Bank ($192MM assets) in FDIC-assisted deal April 2012 Acquired Palm Desert National Bank ($103MM assets) in FDIC-assisted deal March 2013 and June 2013 Acquired First Associations Bank ($424MM assets) and San Diego Trust Bank ($211MM assets) January 2014 Acquired Infinity Franchise Holdings ($80MM assets), a specialty finance company January 2015 Acquired Independence Bank ($422MM assets) September 2015 Proposed SCAF acquisition ($733MM assets) $740 $807 $827 $961 $1,174 $1,714 $1,745 $1,922 $2,034 $2,039 $2,753 $2,637 $2,715 $3,448 $- $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 2008 2009 2010 2011 2012 2013 Q1-2014 Q2-2014 Q3-2014 Q4-2014 Q1-2015 Q2-2015 Q3-2015 Q3-2015 Proforma Non-Acquired Acquired

Commercial Bank Transformation - Deposit Composition Deposit Composition – 12/31/2009 Deposit Composition – 9/30/2015 32% of deposit balances are non-interest bearing deposits 90% of deposit balances are Core deposits * Total Deposits: $618.7 Million Cost of Deposits: 1.91% Total Deposits: $2.1 Billion Cost of Deposits: 0.32% * Core deposits are all transaction accounts and non-brokered CD accounts below $250,000 Non - Int. Bearing Demand 5% Interest Bearing Demand 4% Money Market 13% Savings 10% CDs 68% Non - Int. Bearing Demand 32% Interest Bearing Demand 6% Money Market 34% Savings 4% CDs 24%

Commercial Bank Transformation – Loan Composition Loan Composition – 12/31/2009 Loan Composition – 9/30/2015 Loan portfolio is high quality and well-diversified Business related loans represent 51% of total loans at 9/30/15 Total Loans: $576.3 Million Total Loans: $2.2 Billion Commercial & Industrial 5% CRE - Own. Occ. 18% CRE - Non - Own. Occ. 26% Multifamily 48% 1 - 4 Family 2% Other 1% Commercial & Industrial 13% Franchise 14% CRE - Own. Occ. 14% CRE - Non - Own. Occ. 19% Multifamily 18% 1 - 4 Family 4% Construction 7% Other 4% Warehouse 7%

Conservative Credit Culture Nonperforming Assets to Total Assets (%) The Company has a history of proactively addressing credit issues through aggressive problem-asset resolution No troubled debt restructurings (“TDRs”) Loan sales utilized strategically to manage various risks CNB Acquisition 2/11/11 PDNB Acquisition 4/27/12 * California peer group consists of all insured California institutions, from SNL Financial. 1.04 1.70 1.58 1.66 1.36 0.48 0.58 0.40 3.26 1.62 1.31 0.76 0.55 1.67 1.08 0.38 0.33 0.21 0.15 0.20 0.20 0.14 0.12 0.12 0.21 0.19 0.18 2.93 3.62 3.96 4.11 4.26 4.30 4.24 4.39 4.23 4.29 4.06 4.04 3.77 3.48 3.39 3.21 2.96 1.56 1.24 1.10 1.18 1.05 0.91 0.80 0.74 0.69 - 0.50 1.00 1.50 2.00 2.50 3.00 3.50 4.00 4.50 5.00 1Q '09 2Q '09 3Q '09 4Q '09 1Q '10 2Q '10 3Q '10 4Q '10 1Q '11 2Q '11 3Q '11 4Q '11 1Q '12 2Q '12 3Q '12 4Q '12 1Q '13 2Q '13 3Q '13 4Q '13 1Q '14 2Q '14 3Q '14 4Q '14 1Q '15 2Q '15 3Q '15 PPB Peers *

Operating Revenue & Net Interest Margin Net Interest Margin Operating Revenue Operating revenue compound annual growth rate of 29% since 2012 Strength in net interest margin through loan pricing discipline and growth in core deposits Note: Operating revenue = net interest income + noninterest income. * For the nine months ended September 30, 2015, annualized * * * For the nine months ended September 30, 2015. $23.9 $27.4 $47.1 $58.4 $67.3 $87.0 $116.9 $0.0 $20.0 $40.0 $60.0 $80.0 $100.0 $120.0 2009 2010 2011 2012 2013 2014 Q3-2015 3.12% 3.77% 4.55% 4.62% 4.18% 4.17% 4.13% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 2009 2010 2011 2012 2013 2014 Q3-2015

Noninterest Expense & Efficiency Noninterest Expense / Avg. Assets Efficiency Ratio The Company anticipates it will continue to benefit from economies of scale as it grows The Company continues to support its growth efforts by investing in talented producers NOTE: Efficiency Ratio represents the ratio of noninterest expense less other real estate owned operations, core deposit intangible amortization and non-recurring merger related expense to the sum of net interest income before provision for loan losses and total noninterest income less gains/(loss) on sale of securities, other-than-temporary impairment recovery (loss) on investment securities, and gain on FDIC-assisted transactions. Noninterest expense excludes merger related costs. * For the nine months ended September 30, 2015 63.8% 59.2% 56.5% 59.9% 64.7% 61.4% 56.7% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% 2009 2010 2011 2012 2013 2014 Q3-2015 * 2.14% 2.38% 2.85% 3.07% 3.04% 2.93% 2.61% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% 2009 2010 2011 2012 2013 2014 Q3-2015 *

Overview of Q3 2015 Highlights 16% increase in net income from prior year Diluted earnings per share of $0.36 or $0.38 adjusted for merger related expenses ROATCE of 14.25% or 14.96% adjusted for merger related expenses ROAA of 1.19% or 1.25% adjusted for merger related expenses 3rd Quarter Highlights Originated $236 million of new loans, including $48 million in SBA loan production, which was the largest quarter ever for our SBA lending group Strong core deposit growth, noninterest bearing deposits increasing 28.5% annualized rate Net gain from the sale of SBA loans of $2.5 million Improving operating leverage, as efficiency ratio declined to 53.55% Strong loan and deposit pipelines for 4th quarter of 2015

Superior Market Performance (PPBI) Source: SNL Financial, market information as of 10/31/2015 The Company’s stock price has significantly outperformed its publicly traded bank peers (SNL Bank Index / NASDAQ Bank Index) in the market over the last 2 years Since October 2013, PPBI’s stock price is up 55% versus the SNL Bank at 18% and NASDAQ bank indices at 18% +55% +18% +18%

Acquisition & Integration Strategy General Acquisition Criteria Integration Strategy Look for strategic, financially compelling and culturally compatible organizations Favorable markets / demographics Must complement our business banking strategy Disciplined approach to analysis, pricing and structuring of each transaction Realistic cost savings assumptions Core customer retention Keeping franchise value intact Aggressive approach to timely and effective integration Identify key players that fit into our culture and who can add value to the organization Immediately meet with new customer base to begin cross-selling products and services Aggressive approach to disposition of any problem assets inherited in a transaction Diligent approach to acquisitive growth and business integration Six acquisitions over the last 4 years Acquisition of SCAF announced October 1, 2015

Financial Impact and Assumptions of SCAF Acquisition Financially Compelling Modestly accretive to EPS in 2016 and 5.0% EPS accretion in 2017(3) Tangible book value per share dilution of approximately 2.3% at closing Tangible book value per share payback period of approximately 2.7 years based on incremental EPS method(4) Internal rate of return in excess of 15% Valuation Multiples Deal value / tangible book value of 169.2%(1) based upon tangible common equity of $70.3 million(2) Deal value / earnings for last twelve months ended 6/30/2015 of 24.8x(1) (1) Based on PPBI price of $20.32, market data as of 9/30/2015 (2) Security’s balance of tangible common equity of $70.3 million as of 8/31/2015 (3) Based on PPBI mean EPS estimates for 2016 and 2017 per SNL FactSet research. Excludes non-recurring merger related expenses in 2016 (4) Payback period based on the number of years its takes to eliminate the tangible book value per share dilution, including the impact of merger related expenses, with the estimated pro forma PPBI EPS accretion Cost Savings Estimated cost savings in excess of 40% -assumes cost savings are 80% phased-in during 2016 and 100% by 2017 Anticipated data processing conversion / integration in early Q2 2016 Other Assumptions Fair value mark of -2.72% of gross loans, or $12.8 million Pre-tax one-time merger related expenses of approximately $10.9 million Core deposit intangible asset of 0.76% or $4.2 million No revenue synergies assumed in modeling, although opportunities for synergies are expected Strategic Rationale Strengthens PPBI’s competitive position as one of the premier commercial banks headquartered in Southern California with $3.4 billion in pro forma assets Security is a traditional business banking franchise with total assets of $733 million High quality core deposit franchise – non-interest bearing deposits and non-CD deposits represent 42.8% and 81.7%, respectively, of total deposits Geographic fit – enhances PPBI’s footprint with both market expansion and branch overlap Relationship bankers with extensive experience in Southern California 100.0% stock consideration – Security shareholders are “reinvesting” in the combined company

Pro Forma Branch Locations Irvine Huntington Beach Los Alamitos Newport Beach Seal Beach Orange Riverside San Bernardino (2) Palm Springs (2) Palm Desert (2) Redlands Corona Murrieta Encinitas San Diego (2) San Bernardino / Riverside Palm Springs / Coachella Valley Orange County Strong Geographic Fit Between SCAF & PPBI Source: SNL Financial Note: Map does not include PPBI offices outside of California *Approximate proximity to closest PPBI branch 3 of PPBI’s branches in Tustin, Riverside, and Palm Desert are expected to be closed and consolidated into existing Security branches Entering into new markets – Murrieta / Temecula, Orange and Redlands Security Branch PPBI Branch Security Loan Production Office 4.5 miles* 2.5 miles* 3.0 miles* 3.5 miles* 16 PPBI branches 6 Security branches 1 Security LPO Orange County Inland Empire San Diego

Strengthens Loan & Deposit Composition Pro Forma(1) Security PPBI PPBI Security Pro Forma(1) Diversified Loan Portfolio Strong Core Deposit Base $2.1B Deposits 0.32% Cost of Deposits $647.7MM Deposits 0.31% Cost of Deposits $2.8B Deposits 0.31% Cost of Deposits $2.2B Loans 5.30% Yield on Loans $473.7MM Loans 4.87% Yield on Loans $2.6B Loans 5.24% Yield on Loans Source: PPBI information from SNL Financial for the quarter ended 9/30/2015. Security information from company financial reports for month ended as of 9/30/2015 (1) Pro forma does not include purchase accounting or merger related adjustments Constr., Land & Development 7.1% 1 - 4 Family 3.6% Multi - Family 19.4% Owner Occupied CRE 14.0% Non - Owner Occupied CRE 18.8% Commercial & Industrial 13.3% Franchise 13.7% SBA 3.2% Warehouse 6.7% Constr., Land & Development 6.5% 1 - 4 Family 7.3% Multi - Family 2.2% Owner Occupied CRE 33.4% Non - Owner Occupied CRE 18.0% Commercial & Industrial 29.2% Consumer and Other 3.4% Constr., Land & Development 7.0% 1 - 4 Family 4.3% Multi - Family 16.3% Owner Occupied CRE 17.4% Non - Owner Occupied CRE 18.6% Commercial & Industrial 16.2% Franchise 11.2% SBA 2.7% Warehouse 5.5% Consumer and Other 0.8% Noninterest - Bearing Demand 31.8% Interest - Bearing Demand 6.1% MMDA and Savings 38.5% Time Deposits 23.6% Noninterest - Bearing Demand 42.8% Interest - Bearing Demand 3.7% MMDA and Savings 35.2% Time Deposits 18.3% Noninterest - Bearing Demand 34.4% Interest - Bearing Demand 5.6% MMDA and Savings 37.7% Time Deposits 22.4%

Scarcity Value in Southern California

Largest 25 Banks Headquartered in Southern California

Rank	Company Name	Exchange	City	Total Assets ($000s)
1	PacWest Bancorp	NASDAQ	Los Angeles	$ 16,814,105
2	CVB Financial Corp.	NASDAQ	Ontario	$ 7,626,462
3	Banc of California, Inc.	NYSE	Irvine	$ 7,256,810
4	BofI Holding, Inc.	NASDAQ	San Diego	$ 6,259,648
5	Opus Bank	NASDAQ	Irvine	$ 6,183,155
6	F & M Bank of Long Beach	OTCQB	Long Beach	$ 5,978,890
7	**PRO FORMA**	**-**	**-**	**$ 3,448,886**
7	Community Bank	OTC Pink	Pasadena	$ 3,437,555
8	Grandpoint Capital, Inc.	OTC Pink	Los Angeles	$ 3,065,883
9	**Pacific Premier Bancorp, Inc.**	**NASDAQ**	**Irvine**	**$ 2,715,298**
10	CU Bancorp	NASDAQ	Los Angeles	$ 2,604,007
11	Manufacturers Bank	-	Los Angeles	$ 2,509,095
12	First Foundation Inc.	NASDAQ	Irvine	$ 2,248,747
13	American Business Bank	OTC Pink	Los Angeles	$ 1,612,202
14	California Republic Bancorp	OTC Pink	Irvine	$ 1,482,627
15	Montecito Bancorp	-	Santa Barbara	$ 1,205,952
16	Provident Financial Holdings, Inc.	NASDAQ	Riverside	$ 1,177,237
17	Pacific Mercantile Bancorp	NASDAQ	Costa Mesa	$ 1,083,670
18	Plaza Bank	-	Irvine	$ 1,030,584
19	Malaga Financial Corporation	OTC Pink	Palos Verdes Estates	$ 980,238
20	Silvergate Bank	-	La Jolla	$ 889,646
21	Sunwest Bank	-	Irvine	$ 855,433
22	California First National Bancorp	NASDAQ	Irvine	$ 759,868
23	**Security Bank of California**	**-**	**Riverside**	**$ 733,588**
24	1st Century Bank, NA	-	Los Angeles	$ 720,013
25	Bank of Hemet	-	Riverside	$ 633,444

- Significant scarcity value for quality and sizeable banking franchises in Southern California
- Combined PPBI and Security would be 7th largest bank headquartered in Southern California
- Includes all banks and thrifts headquartered in Southern California (Orange, Los Angeles, San Bernardino, Riverside, and San Diego counties). Sorted by total assets, excludes pending merger targets and ethnic-focused banks

Source: SNL Financial as of 9/30/2015
Note: All dollars in thousands

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Achieve economies of scale and operating leverage Positioned to deliver strong profitability Ability to integrate business lines that generate higher risk adjusted returns Proven track record of executing on acquisitions and organic growth Continue to evaluate attractive acquisition opportunities in California Create scarcity value among banks in Southern California PPBI Outlook Continued Focus on Building Long-term Franchise Value

Appendix material PPBI Supplemental Information

Financial Highlight Trends Note: All dollars in thousands, except per share. *Please refer to non-GAAP reconciliation At And For The Three Months Ended Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Balance Sheet Total Assets $ 2,034,248 $ 2,038,897 $ 2,753,000 $ 2,636,756 $ 2,715,298 Total Gross Loans 1,547,911 1,628,445 2,130,853 2,118,323 2,167,547 Total Deposits 1,543,466 1,630,826 2,043,166 2,095,983 2,139,207 Gross Loans / Deposits 100.3% 99.9% 104.3% 101.1% 101.3% Financial Performance Net Interest Income $ 19,020 $ 19,267 $ 23,118 $ 26,761 $ 26,049 Provision for Loan Losses 1,284 1,421 1,830 1,833 1,062 Total Non-Interest Income 4,467 5,402 2,026 4,712 5,025 Total Non-Interest Expense 13,343 16,468 20,469 17,214 17,374 Net Income before Taxes 8,860 6,780 2,845 12,426 12,638 Provision for Taxes 3,410 2,889 1,056 4,601 4,801 Net Income 5,450 3,891 1,789 7,825 7,837 Diluted EPS $ 0.31 $ 0.23 $ 0.09 $ 0.36 $ 0.36 Performance & Capital Ratios Return on Average Assets 1.14% 0.78% 0.29% 1.18% 1.19% Return on Average Equity 11.25% 7.88% 2.96% 11.35% 11.02% Return on Average Tangible Common Equity * 13.60% 9.56% 4.04% 14.84% 14.25% Net Interest Margin 4.14% 4.02% 3.99% 4.26% 4.14% Tangible Common Equity/ Tangible Assets * 8.43% 8.51% 7.95% 8.65% 8.75% Tangible Book Value Per Share * $ 9.90 $ 10.12 $ 10.01 $ 10.36 $ 10.80 Common Equity Tier 1 Risk-based Capital Ratio N/A N/A 9.32% 9.81% 10.02% Tier 1 Risk-based Ratio 10.53% 10.30% 9.75% 10.12% 10.40% Risk-based Capital Ratio 14.71% 14.46% 12.93% 13.40% 13.65%

Non-GAAP Financial Measures

Tangible common equity to tangible assets (the "tangible common equity ratio") and tangible book value per share are a non-GAAP financial measures derived from GAAP-based amounts. We calculate the tangible common equity ratio by excluding the balance of intangible assets from common stockholders' equity and dividing by tangible assets. We calculate tangible book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per common share, which we calculate by dividing common stockholders' equity by common shares outstanding. We believe that this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios. Accordingly, we believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the non-GAAP measure of tangible common equity ratio to the GAAP measure of common equity ratio and tangible book value per share to the GAAP measure of book value per share are set forth below.

	PPBI				
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
Total stockholders' equity	$ 197,857	$ 199,592	$ 273,247	$ 281,593	$ 290,767
Less: Intangible assets	(28,817)	(28,564)	(59,213)	(58,690)	(58,346)
Tangible common equity	$ 169,040	$ 171,028	$ 214,034	$ 222,903	$ 232,421
Total assets	$ 2,034,248	$ 2,038,897	$ 2,753,000	$ 2,636,756	$ 2,715,298
Less: Intangible assets	(28,817)	(28,564)	(59,213)	(58,690)	(58,346)
Tangible assets	$ 2,005,431	$ 2,010,333	$ 2,693,787	$ 2,578,066	$ 2,656,952
Common Equity ratio	9.73%	9.79%	9.93%	10.68%	10.71%
Less: Intangibility equity ratio	(1.30%)	(1.28%)	(1.98%)	(2.03%)	(1.96%)
Tangible common equity ratio	8.43%	8.51%	7.95%	8.65%	8.75%
Basic shares outstanding	17,069,216	16,903,884	21,387,818	21,510,558	21,510,678
Book value per share	$ 11.59	$ 11.81	$ 12.78	$ 13.09	$ 13.52
Less: Intangible book value per share	(1.69)	(1.69)	(2.77)	(2.73)	(2.72)
Tangible book value per share	$ 9.90	$ 10.12	$ 10.01	$ 10.36	$ 10.80

Note: All dollars in thousands, except per share data.

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Non-GAAP Financial Measures

For the quarter periods presented below, adjusted net income for return on average tangible common equity, adjusted net income for adjusted return on average tangible common equity and average tangible common equity are non-GAAP financial measures derived from GAAP-based amounts. We calculate return on average tangible common equity by adjusting net income for the effect of CDI amortization and exclude the average CDI and average goodwill from the average stockholders' equity during the period. We calculate adjusted return on average tangible common equity by adjusting net income for the effect of CDI amortization and merger related expense and exclude the average CDI and average goodwill from the average stockholders' equity during the period. We believe that this is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios. Accordingly, we believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies. A reconciliation of the non-GAAP measures of return on average tangible common equity and adjusted return on average tangible common equity to the GAAP measure of return on common stockholders' equity is set forth below.

	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
Net income	$ 5,450	$ 3,891	$ 1,789	$ 7,825	$ 7,837
Plus: Tax effected CDI amortization	156	145	160	216	213
Adjusted net income for return on average tangible common equity	$ 5,606	$ 4,036	$ 1,949	$ 8,041	$ 8,050
Plus: Merger related expenses, net of tax			2,510	-	400
Adjusted net income for adjusted return on average tangible common equity			$ 4,459	$ 8,041	$ 8,450
Average stockholders' equity	$ 193,844	$ 197,620	$ 241,644	$ 275,860	$ 284,486
Less: Average core deposit intangible	5,994	5,741	6,909	8,080	7,686
Less: Average goodwill	22,950	22,950	41,657	50,965	50,832
Average tangible common equity	$ 164,900	$ 168,929	$ 193,078	$ 216,815	$ 225,968
Return on average common equity	11.25%	7.88%	2.96%	11.35%	11.02%
Plus: Intangible return on average tangible common equity	2.35%	1.68%	1.08%	3.49%	3.23%
Return on average tangible common equity	13.60%	9.56%	4.04%	14.84%	14.25%
Adjusted return on average tangible common equity			9.24%	14.84%	14.96%

Note: All dollars in thousands

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Non-GAAP Financial Measures

For quarter period presented below, adjusted net income and adjusted diluted earnings per share are non-GAAP financial measures derived from GAAP-based amounts. We calculate these figures by excluding merger related expenses in the period results. Management believes that the exclusion of such items from these financial measures provides useful information to an understanding of the operating results of our core business. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies.

	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
Net income	$ 5,450	$ 3,891	$ 1,789	$ 7,825	$ 7,837
Plus merger related expenses, net of tax	-	1,516	2,510	-	400
Adjusted net income	$ 5,450	$ 5,407	$ 4,299	$ 7,825	$ 8,237
Diluted earnings per share	$ 0.31	$ 0.23	$ 0.09	$ 0.36	$ 0.36
Plus merger related expenses, net of tax	-	0.08	0.12	-	0.02
Adjusted diluted earnings per share	$ 0.31	$ 0.31	$ 0.21	$ 0.36	$ 0.38
Return on average assets	1.14%	0.78%	0.29%	1.18%	1.19%
Plus merger related expenses, net of tax	0.00%	0.31%	0.41%	0.00%	0.06%
Adjusted return on average assets	1.14%	1.09%	0.70%	1.18%	1.25%

Note: All dollars in thousands

23